LunaDNA, LLC

10070 Mesa Rim Road

San Diego, California 92121

September 27, 2022

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Patrick Faller

Re:	LunaDNA, LLC

Offering Statement on Form 1-A/A

Filed September 26, 2022

File No. 024-11735

Ladies and Gentlemen:

On behalf of LunaDNA, LLC, I hereby request qualification of the above-referenced Offering Statement at 10:00 a.m. Eastern Time on Wednesday, September 28, 2022, or as soon thereafter as is practicable.

Once the Offering Statement is qualified, please orally confirm the event with our counsel, Sheppard, Mullin, Richter & Hampton LLP, by calling John D. Tishler at (858) 720-8943.

Sincerely,

LunaDNA, LLC

By:	LunaPBC, Inc.
Its Manager

By:	/s/ Joe Beery
Joe Beery Chief Executive Officer